SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS Rua da Quitanda, 196 – 25º andar 20090-070 Rio de Janeiro - RJ Tel.: (21) 2514-5641 Extrato da Ata da 025ª Reunião do Comitê de Gestão, Pessoas e Elegibilidade

CERTIFICATE

EXTRACT OF THE MINUTES OF THE TWENTY-FIFTH MEETING OF THE COMMITTEE ON MANAGEMENT, PEOPLE AND ELIGIBILITY OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

It is hereby certified, for the due purposes, that, on the fifteenth day of February of the year two thousand and nineteen, the Committee of Management, People and Eligibility - CGPE of Centrais Elétricas Brasileiras S/A - Eletrobras concluded its twenty-fifth meeting , having participated, as members, the Directors MANOEL ARLINDO ZARONI TORRES (coordinator), CARLOS EDUARDO RODRIGUES PEREIRA and JOSÉ GUIMARÃES MONFORTE. There were no register of absences. OPINION ON ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and in accordance with Articles 14 and 64, paragraph 1, of Decree No. 8.945/16, and in Official Letter No. 842/16-MP, made their votes on the basis of the documentation submitted, having unanimously and exclusively from the point of view of the legal requirements of investiture, by the eligibility of the following indications:

A.    CHESF - Candidates for the position of Representative of employees on the Board of Directors:

➢  José Oto Santana Filho; Robstaine Alves Saraiva.

B.    Eletronorte – Candidates for the position of Representative of employees on the Board of Directors:

➢  Alexandro Portal Matos; Carlos Roberto Boscaini Junior; Elenilton Marques da Silva; Fernanda Hellena de Lima Queiroz; Gleide Almeida Brito; Jefersson Martins Cury; Lucas Guimarães Lins Brandão; Luis Cláudio da Silva Frade.

C.    Furnas – Candidates for the position of Representative of employees on the Board of Directors:

➢  Felipe Sousa Chaves; Fernando Ferreira Borges; Frederico Luís Domingues Bitencourt.

D.    Eletronuclear – Candidates for the position of Representative of employees on the Board of Directors:

➢  Fabio Luiz Teixeira de Souza; Paulo Arthur Pimentel Tavares da Silva; Ronaldo Lima Santos.

E.     Eletrosul – Candidates for the position of Representative of employees on the Board of Directors:

➢  Adriano Pauli; Deunézio Cornelian Junior; Fábio Roque Scheffel; João Luis da Silva Bruning; José Felipe Manoel Von Trompowsky; Marco Antonio Paniagua de Andrade.

F.     CGTEE – Candidates for the position of Representative of employees on the Board of Directors:

➢  Dirceu Furini.

G.    Eletrobras - Candidates for the position of Representative of employees on the Board of Directors:

➢  Carlos Eduardo Rodrigues Pereira; Bernardo Gonçalves de Souza; Luiz Eduardo dos Santos Monteiro.

CAAS Rua da Quitanda, 196 – 25º andar 20090-070 Rio de Janeiro - RJ Tel.: (21) 2514-5641 Extrato da Ata da 025ª Reunião do Comitê de Gestão, Pessoas e Elegibilidade

Registration: Board member Carlos Eduardo Rodrigues Pereira was abstented regarding the three candidates in question, based on there is a conflict of interest situation, under the terms of Law 12,353/2010.

H.    AMAZONAS GT -  Candidates for the position of Representative of employees on the Board of Directors:

➢  Alfran Gomes de Araujo Parente Filho; Rubens Nunes Rodrigues.

I.      Itaipu Binacional - Appointment of Mr. Joaquim Silva e Luna for the positions of Brazilian General Director and Board Member. RES-056, dated 02.04.2019.

J.     Appointment of Mr. Anatalício Risden Junior for the position of Chief Financial Officer of Itaipu Binacional. RES 056, 02.04.19.

K.    Appointment of Mrs. Elvira Baracuhy Cavalcanti Presta for the position of Chief Financial Officer and Investor Relations Officer of Eletrobras Holding.

L.     The CGPE also opined, by majority, and exclusively from the point of view of the legal requirements of investiture, by the eligibility of the following indication:

M.    Eletronuclear – Candidates for the position of Representative of employees on the Board of Directors:

➢  Maria Ignácia Rodrigues Vieira.

Registration: The opinion of Coordinator MANOEL ARLINDO ZARONI TORRES was by the ineligibility of the candidate, since he did not fulfill the requirement set forth in art. 28, I, of Decree 8.945/15.

There being no further business to discuss on the subject, the members of the Committee closed the proceedings on the eligibility of this meeting, determining the drafting of this certificate, which, after being read and approved, is signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of Board of Directors. The other matters dealt with in this meeting were omitted in this certificate for legitimate caution, because they related to interests merely internal to the Company, and were supported by the management's secrecy duty, according to the caput of Article 155 of Law 6,404/76, and therefore falls outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law and article 10 of Law no. 13.303/2016.

Rio de Janeiro, February 18, 2019.

BRUNO KLAPPER LOPES

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Wilson Ferreira Junior
Wilson Ferreira Junior CEO and Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.